Exhibit 6.7

YOUNOW, INC.

April 2, 2019

To: Yonatan Sela

65 Park Pl Apt 5B

Brooklyn, NY 11217

Re: Retention Bonus

Dear Mr. Sela,

We (the “Company”) are pleased to inform you that, in respect of your employment with the Company, you shall be eligible to receive a retention bonus equal to one hundred thousand dollars ($100,000) payable on or around January 1, 2020 (the “Retention Bonus”), subject to your status as employed and in good standing with the Company as of the end of business on December 31, 2019.

Your Retention Bonus shall be held in escrow by the Company’s corporate counsel, Pearl Cohen Zedek Latzer Baratz LLP, acting as the escrow agent (the “Escrow Agent”).

You hereby agree and acknowledge that the payment of the Retention Bonus shall be conditioned upon you and the Company executing a mutual waiver and release of claims in the form and substance satisfactory to the Company (the “Waiver”). The Waiver shall contain a mutual release of all claims in favor of each of you and the Company and also contain a mutual release of all claims in favor of the Escrow Agreement. A fully executed version of the Waiver shall be delivered by the Company to the Escrow Agent with instructions to release the Retention Bonus from escrow.

We thank you for your continued employment.

Sincerely,

YouNow, Inc.

/s/ Adi Sideman
Name: Adi Sideman
Title: CEO